Independent Accountant's Review Report

To the Members of Grotto LLC

We have reviewed the accompanying financial statements of Grotto LLC (the "Company"), which comprise the balance sheet as of October 14, 2025, and the related statements of income, changes in members' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. GAAP. We are independent of the Company and have fulfilled our other ethical responsibilities in accordance with the relevant ethical requirements related to our review engagement.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Purpose of this Report

These financial statements are intended to be included in filings with the U.S. Securities and Exchange Commission under Regulation Crowdfunding (17 CFR §227.201) and should not be used for any other purpose.

Vistra Finance LLC

Jared Minor, CPA

Illinois License No. 065.058539

Practice Privilege Exercised Pursuant to California B&P Code §§5096–5096.12

November 24, 2025

Balance Sheet

Grotto LLC

As of Oct 14, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Oct 14, 2025
Assets	
Cash and Bank	
Chase Checking Account 3396	$71,752.34
Total Cash and Bank	**$71,752.34**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Security Deposit – Lease	$18,000.00
Total Long-term Assets	**$18,000.00**
Total Assets	**$89,752.34**
Liabilities	
Current Liabilities	
Accounts Payable	$11,800.00
Total Current Liabilities	**$11,800.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$11,800.00**

Equity

Owner Investment / Drawings	$100,000.00
Retained Earnings	
Profit between Jan 1, 2025 and Oct 14, 2025	-$22,047.66
Total Retained Earnings	**-$22,047.66**
Total Equity	**$77,952.34**

Profit and Loss

Grotto LLC

Date Range: Jan 01, 2025 to Oct 14, 2025

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2025 to Oct 14, 2025
Income	
Pre-Opening Contributions	$241.12
Total Income	**$241.12**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$241.12**
As a percentage of Total Income	**100.00%**
Operating Expenses	
Accounting Fees	$797.49
Advertising & Promotion	$1,698.00
Business Licenses & Permits	$2,238.30
Education & Training	$500.00
Professional Fees	$17,054.99
Total Operating Expenses	**$22,288.78**

Net Profit	-$22,047.66
As a percentage of Total Income	-9,143.85%

Statement of Member's Equity
Grotto LLC
For the Period Ended October 14, 2025

	Member's Equity
Balance at January 1, 2025	0
Capital contribution	100,000
Net loss for the period	(22,150)
Balance at October 14, 2025	**77,850**

Cash Flow

Grotto LLC

Date Range: Jan 01, 2025 to Oct 14, 2025

CASH INFLOW AND OUTFLOW	Jan 01, 2025 to Oct 14, 2025
Operating Activities	
Sales	$241.12
Purchases	-$10,488.78
Net Cash from Operating Activities	**-$10,247.66**
Investing Activities	
Other	-$18,000.00
Net Cash from Investing Activities	**-$18,000.00**
Financing Activities	
Owners and Shareholders	$100,000.00
Net Cash from Financing Activities	**$100,000.00**

OVERVIEW

Starting Balance	**$0.00** As of 2025-01-01
Gross Cash Inflow	$100,241.12
Gross Cash Outflow	$28,488.78
Net Cash Change	**$71,752.34**
Ending Balance	**$71,752.34** As of 2025-10-14

Grotto LLC

Notes to Financial Statements

LLC: B20250273483

EIN: 39-4013323

1. Organization and Nature of Operations

Grotto LLC ("the Company") was organized in August 2025 under the laws of the State of California to develop and operate a communal bathhouse and wellness facility located in Fairfax, California. The Company's concept combines public baths, saunas, and wellness amenities in a social, design-forward environment intended to serve the local Marin County community.

The Company is currently in the pre-operational stage and has not yet generated significant revenue. Activities to date have consisted primarily of design development, permitting, professional services, and lease-related expenditures associated with preparing the facility for construction and future operation.

2. Pre-Formation Expenditures

Certain expenditures related to startup and pre-operational activities were incurred by the members prior to the formal organization of the Company in August 2025. These expenses, which occurred between June 2025 and LLC formation date, were paid personally by the founders and have been recorded as member contributions in the accompanying financial statements. The expenditures consisted mainly of professional design fees, preliminary deposits, and other startup-related costs.

3. Members' Equity

The Company is member-managed and owned by two founders, **Elliot Rose 50%** and **Camryn Rose (50%)**.

4. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are presented in U.S. dollars.

5. Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued and determined that there were no events requiring disclosure other than the following:

On 10/14 after the preparation of the financial reports, the Company engaged an independent certified public accountant to perform a review of the accompanying financial statements in connection with its Regulation Crowdfunding offering.

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6. Lease Terms

Rent Commencement:
Tenant shall receive twelve (12) months of free base rent beginning at the start of construction. Rent payments shall commence upon the earlier of:
(i) the business opening for operations, or
(ii) the expiration of the twelve-month free rent period

Ten (10) years commencing on the Lease Commencement Date, with two (2) options to renew for five (5) years each:
- o Year 1: Base rent shall be Eleven Thousand Dollars ($11,000.00) per month.
- o Year 2: Base rent shall be Twelve Thousand Dollars ($12,000.00) per month, plus a revenue share of Ten Percent (10%) of gross revenue in excess of One Hundred Thousand Dollars ($100,000.00) per month. The total rent, including base rent and revenue share, shall not exceed Fifteen Thousand Dollars ($15,000.00) per month.
- o Year 3: Base rent shall be Thirteen Thousand Dollars ($13,000.00) per month, plus a revenue share of Ten Percent (10%) of gross revenue in excess of One Hundred Thousand Dollars ($100,000.00) per month. The total rent, including base rent and revenue share, shall not exceed Eighteen Thousand Dollars ($18,000.00) per month.
- o Year 4: Base rent shall be Fourteen Thousand Dollars ($14,000.00) per month, plus a revenue share of Ten Percent (10%) of gross revenue in excess of One Hundred Thousand Dollars ($100,000.00) per month. The total rent, including base rent and revenue share, shall not exceed Eighteen Thousand Dollars ($18,000.00) per month.
- o Year 5: Base rent shall be Fifteen Thousand Dollars ($15,000.00) per month, plus a revenue share of Ten Percent (10%) of gross revenue in excess of One Hundred Thousand Dollars ($100,000.00) per month. The total rent, including base rent and revenue share, shall not exceed Eighteen Thousand Dollars ($18,000.00) per month.
- o Year 6: Monthly Rent shall be Eighteen Thousand Dollars ($18,000.00). No revenue share shall apply. This amount shall serve as the base for Consumer Price Index (CPI) adjustments in the following years.
- o Year 7: Monthly Rent shall be increased by the Consumer Price Index (CPI) over the prior 12 months, with a minimum increase of two percent (2%) and a maximum increase of four percent (4%), applied to the Year 6 rent. Monthly Rent will range from Eighteen Thousand Three Hundred and Sixty Dollars ($18,360.00) to Eighteen Thousand Seven Hundred and Twenty Dollars ($18,720.00), depending on CPI. No revenue share shall apply.
- o Year 8: Monthly Rent shall be increased by the Consumer Price Index (CPI) over the prior 12 months, with a minimum increase of two percent (2%) and a maximum increase of four percent (4%), applied to the Year 7 rent. Monthly Rent will range from approximately Eighteen Thousand Seven Hundred and Twenty Seve Dollars ($18,727.00) to Nineteen Thousand Four Hundred and Sixty Nine Dollars ($19,469.00), depending on CPI. No revenue share shall apply.
- o Year 9: Monthly Rent shall be increased by the Consumer Price Index (CPI) over the prior 12 months, with a minimum increase of two percent (2%) and a maximum increase of four percent (4%), applied to the Year 8 rent. Monthly Rent will range from approximately Nineteen Thousand One Hundred and Two Dollars ($19,102.00) to Twenty Thousand Two Hundred and Forty Seven Dollars ($20,247.00), depending on CPI. No revenue share shall apply.
- o Year 10: Monthly Rent shall be increased by the Consumer Price Index (CPI) over the prior 12 months, with a minimum increase of two percent (2%) and a maximum increase of four percent (4%), applied to the Year 9 rent. Monthly Rent will range from approximately Nineteen Thousand Four Hundred Eighty Four Dollars ($19,484.00) to Twenty One Thousand Fifty Seven Dollars ($21,057.00), depending on CPI. No revenue share shall Apply.
- • 2ct. Five Year Renewal Options: Base Rent during each renewal shall continue at the final monthly rate from the prior term and increase e annually by CPI, with a minimum increase of 2% and a maximum of 4% per year.

- Tenant shall reimburse Landlord for any charges over the minimum threshold for the Ross Valley Sanitary District annual sewer charge that is applied to the property tax bill. For the 2025–2026 tax year, the minimum charge is $1,288.
- Insurance Cost Sharing, Years 6-10
  - Beginning in Lease Year Six, Tenant shall reimburse Landlord for fifty percent (50%) of any increase in annual property insurance premiums above the amount paid by Landlord for the same coverage during Lease Year One (the "Baseline Insurance Rate"). Such reimbursement shall not exceed Five Thousand Dollars ($5,000.00) per calendar year, and shall only be due if Landlord provides written documentation of the annual premium increase from a licensed insurance carrier. Tenant shall make any such reimbursement within thirty (30) days of receiving the applicable documentation. No reimbursement shall be owed for any year in which the total insurance premium does not exceed the Baseline Insurance Rate.

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7. Related Party Transactions

No related-party transactions occurred.

Grotto LLC

Management Representation Letter

October 14, 2025

To:
Vistra Finance LLC
Attn: Jared Minor, CPA

We are providing this letter in connection with your review of the financial statements of Grotto LLC (the "Company") as of and for the period ended October 13, 2025, for the purpose of your expressing limited assurance that you are not aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm, to the best of our knowledge and belief, the following representations made to you during your review:

Financial Statements

- The financial statements are fairly presented in accordance with U.S. GAAP and include all required disclosures.

- The financial statements and accompanying notes are complete and include all assets, liabilities, members' equity, revenues, and expenses of the Company.

- We have identified and recorded all transactions in the proper period (accrual basis).

Information Provided

- We have made available to you all financial records and related data, including bank statements, invoices, lease agreements, and other relevant documents.

- We have provided all information requested and given you unrestricted access to persons within the Company from whom you deemed necessary to obtain information.

- We have disclosed to you all subsequent events that require adjustment or disclosure in the financial statements.

Ownership and Related Parties

- We have disclosed all related-party relationships and transactions, and these are appropriately described in the notes to the financial statements.

- No transactions with related parties have been omitted.

Commitments and Contingencies

- We have disclosed all contractual agreements, guarantees, and contingencies, including the architectural design services and facility lease discussed in the notes.

- There are no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and must be disclosed.

Fraud and Compliance

- We have no knowledge of any fraud or suspected fraud affecting the Company involving management, employees with significant roles in internal control, or others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud communicated by employees, vendors, regulators, or others.

- We believe we are in compliance with all laws and regulations whose non-compliance could have a material effect on the financial statements.

Subsequent Events

- Except as disclosed, no events have occurred since October 13, 2025 that would require adjustment or additional disclosure.

Independence

- We acknowledge that you are independent of the Company under applicable AICPA and state board of accountancy rules.

Purpose of the Financial Statements

- These financial statements are intended for inclusion in filings with the U.S. Securities and Exchange Commission under Regulation Crowdfunding (17 CFR §227.201) and should not be used for any other purpose.

We understand that your review was made in accordance with SSARS No. 21 (AR-C Section 90) and that you were not engaged to and will not express an audit opinion on these financial statements.

Acknowledged and agreed:

Grotto LLC

By: _____   Date: _____10-14-25_____

Name: Elliot Rose

Title: Founder

Independent Accountant's Review Engagement Letter

Vistra Finance

Jared.Minor@vistrafinance.com| 217-343-8414

Jared Minor, CPA – Illinois License #065.058539

Date: 10/14/2025

To:

Grotto LLC

66 Porteous Ave

Fairfax, CA 94930

Re: Independent Accountant's Review Report – Regulation Crowdfunding

Dear Management of Grotto LLC,

This letter confirms our understanding of the objectives and terms of our engagement to review the financial statements of Grotto LLC (the "Company") for the period ended 10/14/2025.

1. Objective and Scope

We will perform a review engagement of your financial statements, including the balance sheet as of 10/14/2025 and the related statements of income, changes in members' equity, and cash flows for the year then ended, together with the accompanying notes.

Our engagement will be conducted in accordance with the Statements on Standards for Accounting and Review Services (SSARS) issued by the AICPA, specifically AR-C Section 90, Review of Financial Statements. The objective is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in conformity with U.S. Generally Accepted Accounting Principles (GAAP).

These reviewed financial statements are intended for filing with the U.S. Securities and Exchange Commission (SEC) pursuant to Regulation Crowdfunding (17 CFR § 227.201(t)).

2. Nature of a Review Engagement

A review consists primarily of inquiries and analytical procedures applied to financial data. It is substantially less in scope than an audit, and therefore we will not express an opinion on the financial statements. A review does not provide assurance that we will become aware of all significant matters that might be disclosed in an audit.

3. Management Responsibilities

Management is responsible for:
- Preparing and fairly presenting financial statements in accordance with U.S. GAAP.
- Designing, implementing, and maintaining internal control.
- Preventing and detecting fraud.
- Ensuring compliance with applicable laws and regulations.
- Providing all relevant financial records, information, and explanations.
- Adjusting the financial statements to correct material misstatements.
- Signing a written management representation letter at the conclusion of the engagement.

4. Accountant Responsibilities

We will perform the engagement in accordance with AICPA Professional Standards and maintain independence with respect to the Company. We will apply professional judgment in selecting analytical procedures and making inquiries.

5. California Practice Privilege Disclosure

This engagement is performed by Jared Minor, CPA, who holds an active CPA license issued by the State of Illinois (License #065.058539). Under California Business & Professions Code § 5096 – 5096.12, this engagement is lawfully conducted pursuant to California practice privilege, and no separate California license or firm permit is required.

6. Deliverables

At completion, we will provide:
- Independent Accountant's Review Report (Reg CF compliant wording)
- Reviewed Financial Statements with accompanying footnotes

7. Timing and Fees

Our professional fee for this engagement is $750, based on the time required and the complexity of your records.

8. Standard Legal Provisions

• Our work is based on information provided by management; we will not verify all items independently.
• Our liability shall not exceed the amount of fees paid for this engagement, except in cases of gross negligence or willful misconduct.
• We are not responsible for detecting fraud, errors, or illegal acts, though we will inform management if any come to our attention.

• Our working papers remain our property and may be subject to peer or regulatory review.
• Either party may terminate the engagement with written notice; fees for work performed up to the termination date remain payable.

9. Acknowledgment and Acceptance

Please sign and return a copy of this letter to confirm your understanding and acceptance of the terms of this engagement.

Accepted by:
Grotto LLC

Name: ____________________ Title: Founder___ Date: 8-14-25__

Engaged by:
Vistra Finance LLC

By: Jared D Minor, CPA Date: 10/14/2025

Jared Minor, CPA
Illinois License #065.058539

Exhibit A – Independent Accountant's Review Report (Sample)

Independent Accountant's Review Report

To the Members of Grotto LLC

We have reviewed the accompanying financial statements of Grotto LLC (the "Company"), which comprise the balance sheet as of 10/13/2025 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with U.S. GAAP.

Purpose of this Report:
These financial statements are intended for inclusion in filings with the U.S. Securities and Exchange Commission under Regulation Crowdfunding and should not be used for any other purpose.

Respectfully submitted,

Jared Minor, CPA (IL #065.058539)
10/14/2025